Shearman & Sterling LLP

FAX: +55 11 3702-2224 www.shearman.com	FARIA LIMA FINANCIAL CENTER AVENIDA BRIGADEIRO FARIA LIMA, 3400 04538-132 SÃO PAULO—SP BRAZIL +55 11 3702-2200	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON
WRITER’S DIRECT NUMBER: (55) 11 3702 2227 WRITER’S EMAIL ADDRESS: sfrautschi@shearman.com November 11, 2005		MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: (202) 772-9205

Tele Norte Celular Participações S.A.,
Form 20-F for the year ended December 31, 2004
File No. 333-09514-09

Dear Mr. Spirgel:

                Tele Norte Celular Participações S.A., (the “Company”) has received the Staff’s supplemental comment letter dated October 25, 2005 concerning the above-referenced filing on Form 20-F, following up on its comment letter dated July 26, 2005. On behalf of the Company, we advise you as follows regarding your supplemental comments as noted below:

Form 20-F for Fiscal year Ended December 31, 2004
Consolidated Statements of Operations and Comprehensive Income, page F-6

SEC Comment No. 1.

We are still considering your response to comment 5.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Response to Comment No. 1.

As discussed on the phone with Melissa Hauber, Staff Accountant, on November 3, 2005, we understand this Comment to refer to the substance of the Staff’s supplemental comment regarding an identical issue raised with respect to Telemig Celular Participações S.A.. In the Staff’s letter to that company on the same date, you wrote:

We note your response to prior comment 4. Please describe the ICMS, PIS and COFINS taxes for us in more detail and address the following items:

•	Tell us what you mean by your statement that “taxes paid on allowable inputs are offset against taxes determined upon sale to the Company’s customers.”

•	Describe your obligations with respect to these taxes. Tell us whether you are responsible for paying the taxes to the taxing authorities, regardless of whether you are able to collect the taxes from your customer.

•	Are you required to pass those taxes on to your customers?

•	Describe for us in more detail how you determined that you are not the primary obligor with respect to these taxes.

In response to this comment, we describe below the ICMS, PIS and COFINS taxes in more detail:

ICMS: Imposto sobre Circulação de Mercadorias e Serviços, or Tax on Circulation of Goods and Services — ICMS, which is separately disclosed in the invoices to customers, is a state tax imposed at rates varying from 7% to 35% (effective rates 14%, 14% and 13% of gross revenues for 2004, 2003 and 2002, respectively) on certain revenues from the sale of goods and services, including telecommunications services. The tax is levied on the value added by the Company’s operations (in other words, the ICMS paid on inputs is taken as a credit against the ICMS collected on sales transactions).

COFINS: Contribuição para Financiamento da Seguridade Social, or Contribution to Financing Social Security — COFINS, is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. For telecommunications services, the rate is 3.0% and is applied to taxable revenues. Since 2004, the tax is levied on the value added by the Company’s non-telecommunications services operations (in other words, the COFINS paid on inputs is taken as a credit against the COFINS collected on sales transactions).

PIS: Programa de Integração Social, or Social Integration Program — PIS, is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. For telecommunications services the rate is 0.65% and is applied to taxable revenues. Since 2003, the tax is levied on the value added by the Company’ non-telecommunications services operations (in other words, the PIS paid on inputs is taken as a credit against the PIS collected on sales transactions).

In relation to ICMS taxes, the statement “taxes paid on allowable inputs are offset against taxes determined upon sale to the Company’s customers” refers to the tax credits related to the ICMS embedded in the Company’s acquisition costs of handsets and fixed assets, and materials or services used by the Company to provide wireless telecommunications services and to sell handsets and accessories. In accordance with Brazilian law, the Company offsets the aforementioned ICMS credits every month against the ICMS payable upon the sale of handsets, accessories and telecommunications services to customers.

In relation to PIS and COFINS taxes, the statement “taxes paid on allowable inputs are offset against taxes determined upon sale to the Company’s customers” refers to the tax credits related to the PIS and COFINS embedded in the Company’s acquisition costs of handsets and fixed assets, and materials or services used by the Company to provide non-telecommunications services and to sell handsets and accessories. Every month the Company offsets the aforementioned PIS and COFINS credits against the PIS and COFINS payable upon the sale of handsets, accessories and non-telecommunications services to customers. For telecommunications services, PIS and COFINS are cumulative, so the Company does not offset the tax paid on the inputs upon the sale of such services.

In relation to the determination of the primary obligor with respect to ICMS, PIS and COFINS taxes, the Company stated in its response to Comment No. 4 that is was “placing an emphasis on the primary obligor indicator” referring to the fact that under Brazilian law most of such taxes are passed on to the final customer. Thus, the Company considered the characterization of reimbursements received for such expenses incurred as revenue appropriate. The Company is responsible for paying such taxes to the Brazilian tax authorities, regardless of whether it is able to collect the taxes from its customers. It is important to highlight that the ICMS, PIS and COFINS taxes are paid by the Company to the tax authorities in amounts equal to the amounts passed on to the final customers as described in the two preceding paragraphs, thus providing no margin to the Company.

However, after further review of the provisions of ETIF 99-19 and ETIF 01-14, the Company currently understands that revenues obtained from the billing of PIS and COFINS taxes could be classified as gross, and the payment of those taxes to the tax authorities could be classified as cost of sales for US GAAP purposes. Both PIS and COFINS are taxes imposed on the Company’s revenues, for which the Company subsequently seeks reimbursement from its customers. Therefore, under US GAAP, the Company would be considered the primary obligor with respect to these taxes (PIS and COFINS). Because these two taxes represent only 4% of gross revenues for 2004, 2003, 2002, we respectfully suggest to reclassify these taxes in the Company’s income statement under US GAAP in its annual reports on Form 20F going forward.

Note 15 – Contingencies, page F-31

(a) Tax Contingencies, page F-31

SEC Comment No. 2.

We note your response to prior comment 6. It is still unclear to us how you accounted for the release of the escrow deposit relating to the State treasury. Tell us the offsetting entry that you recorded in conjunction with the reduction to the provision and clarify how you originally accounted for and presented the deposit. You may wish to provide example journal entries to illustrate your accounting for the deposits and its release.

Response to Comment No. 2.

Please find below the journal entries that were recorded in response to Comment No. 2 relating for the accounting for the release of the escrow deposit relating to the State Treasury:

At the time the Company made the ICMS payable provision, the following journal entries were recorded:

Dr: Sales deductions – ICMS (Income Statement)
Cr: Provision for contingencies

At the time the Company made the escrow deposit, the following journal entries were recorded:

Dr: Escrow deposits
Cr: Cash and equivalents

The escrow deposits were presented offsetting the provision.

At the time the escrow deposit was released by the State Treasury, the following journal entries were recorded:

Dr: Provision for contingencies
Cr: Escrow deposits

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2227 or Mr. Ricardo Perpetuo of the Company at (011-55-31) 9950-2977 .

Very truly yours, /s/ Sky Frautschi

cc:	Melissa Hauber – Staff Accountant – Securities and Exchange Commission
Carlos Pacho – Senior Assistant Chief Accountant – Securities and Exchange Commission
Antônio José Ribeiro dos Santos — Tele Norte Celular Participações S.A.
Ricardo Del Guerra Perpetuo — Tele Norte Celular Participações S.A.
Leonardo Dias — Tele Norte Celular Participações S.A.
Ivan Clark – PricewaterhouseCoopers Auditores Independentes
Andrew Janszky — Shearman & Sterling LLP

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